UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number  1-13627

CUSIP Number G04074103

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

APEX SILVER MINES LIMITED
Full Name of Registrant

Former Name if Applicable

Walker House Mary Street
Address of Principal Executive Office (Street and Number)

George Town, Grand Cayman Cayman Islands, British West Indies
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Apex Silver has determined through an internal investigation that one of its Latin American subsidiaries may have made improper payments to government officials several years ago in connection with an inactive, early stage, exploration property that is not related to any of Apex Silver’s active exploration or development properties. In March 2006, Apex Silver informed the Department of Justice and Securities and Exchange Commission of the internal investigation. Apex Silver has been informed that the Department of Justice and the Securities and Exchange Commission may commence an investigation of the Company with respect to these matters, including possible violations of the Foreign Corrupt Practice Act. The Company is fully cooperating with the internal investigation and any related investigation of these matters by the Department of Justice and Securities and Exchange Commission.

Apex Silver is currently assessing whether the results of the internal investigation may indicate that internal controls were not operating effectively during 2003, 2004 and 2005 and the potential impact on management’s assessment of internal controls for the years ended December 31, 2004 and December 31, 2005.  In order to devote sufficient time to complete its evaluation of its internal controls in light of the possible improper payments, the Company is unable to complete its financial statements and Form 10-K prior to the filing deadline.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mark Lettes	(303)	839-5060
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Apex Silver expects to report a loss for the year ended December 31, 2005 of approximately $67 million compared to a loss of $18.8 million for the year ended December 31, 2004.  The increase in its net loss is due primarily to its estimated non-cash mark-to-market loss of approximately $56 million related to its open metals derivative positions for the year ended December 31, 2005, compared to its mark-to-market gains of $1 million for its open positions for the year ended December 31, 2004.

Apex Silver Mines Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 13, 2006	By	/s/ Mark A. Lettes
Name: Mark A. Lettes
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).